Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on June 28, 2018 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

June 28, 2018

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect the following director nominees to serve as directors until the next Annual General Meeting of the Company:

1A. Kasbian Nuriel Chirich	☐ FOR	☐ AGAINST	☐ ABSTAIN

1B. Dr. Shai Yarkoni	☐ FOR	☐ AGAINST	☐ ABSTAIN

1C. Abraham Nahmias	☐ FOR	☐ AGAINST	☐ ABSTAIN

1D. Dr. Ruth Ben Yakar	☐ FOR	☐ AGAINST	☐ ABSTAIN

1E. Michael Berelowitz	☐ FOR	☐ AGAINST	☐ ABSTAIN

1F. David Braun	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To approve cash compensation to Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun in accordance with the Remuneration Regulations pursuant to the terms specified in the accompanying Proxy Statement.

2A. Abraham Nahmias	☐ FOR	☐ AGAINST	☐ ABSTAIN

2B. Dr. Ruth Ben Yakar	☐ FOR	☐ AGAINST	☐ ABSTAIN

2C. Michael Berelowitz	☐ FOR	☐ AGAINST	☐ ABSTAIN

2D. David Braun	☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To approve the amended and restated compensation policy for the Company's office holders, in the form attached to the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3A. Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the amended and restated compensation policy, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES	☐ NO

4.	To amend the terms of compensation of Kasbian Nuriel Chirich, a controlling shareholder and the Company’s Chairman pursuant to the terms specified in the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES	☐ NO

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5.	To approve the targets for the 2018 bonus grant to Kasbian Nuriel Chirich, a controlling shareholder and the Company’s Chairman , and the 2018 annual bonus grant if those targets are met pursuant to the terms specified in the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES	☐ NO

6.	To approve the targets for the 2018 bonus grant to Dr. Shai Yarkoni, a controlling shareholder and the Company’s CEO and director, and the 2018 annual bonus grant if those targets are met pursuant to the terms specified in the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES	☐ NO

7.	To re-approve the form of indemnification and release agreement with officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Shai Yarkoni or other officers and directors who are or related to the controlling shareholders) in the form set forth in the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	To re-approve the form of indemnification and release agreement for Kasbian Nuriel Chirich and Shai Yarkoni pursuant to the terms of the form set forth in the accompanying Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES	☐ NO

9.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

☐ FOR	☐ AGAINST	☐ ABSTAIN

10.	That the Articles of Association be amended to increase the maximum number of directors that may be appointed to the board of directors from eight to twelve.

☐ FOR	☐ AGAINST	☐ ABSTAIN

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In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2018
NAME	SIGNATURE	DATE

_____________, 2018
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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